Professionally Managed Portfolios
777 East Wisconsin Ave
Milwaukee, Wisconsin 53202

April 16, 2025

VIA EDGAR TRANSMISSION
Kim McManus
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
Muzinich Credit Opportunities Fund
Securities Act Registration No: 333-12213
Investment Company Act Registration No: 811-05037

Dear Ms. McManus:

This correspondence is being filed in response to your oral comments in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No 887 to its registration statement on Form N-1A (the “Registration Statement”). PEA No.887 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 26, 2025. The purpose of PEA No. 887 was to change the name of the Muzinich Credit Opportunities Fund (the “Fund”) to “Muzinich Dynamic Income Fund;” to revise the description of the Fund’s principal investment strategy; and to make other material and other non-material changes to the Registration Statement. The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

* * * * * *

The Trust’s responses to your comments are as follows:

Comment 1.Under “Principal Investment Strategies” in the Prospectus, please provide the Fund’s definition of emerging markets.

Response: The Trust responds by inserting into the Principal Investments Strategies section of the Prospectus the same definition of emerging markets that is currently located in the Fund’s SAI as shown below (emphasis added):

“The Fund invests in both investment grade rated bonds as well as below-investment grade bonds (or “junk”) bonds. The Fund may invest up to 25% of its assets in below-investment grade bonds rated below B- /B3 (at the time of purchase) by S&P Global Ratings (“Standard & Poor’s”), Fitch Ratings Inc. (“Fitch”) or Moody’s Investor Services, Inc. (“Moody’s”), as applicable, or which are deemed equivalent by the Advisor. However, up to 100% of the Fund may be invested in bonds that are rated below-investment grade or Advisor-rated at any time. The Fund will typically not purchase bonds that are in default. The Fund’s investments may be unsecured or backed by receivables or other assets. The Fund may invest up to 70% of its net assets in foreign securities, including up to 40% in issuers located in emerging market countries. Emerging market countries are less developed foreign countries including countries whose economies or securities markets are not yet highly developed (“emerging markets”). Emerging markets are nations with below investment grade credit ratings and social or business activity in the process of rapid growth and industrialization. As this is an income-focused fund, investments may also include asset-backed securities (“ABS”) including mortgage-backed securities (“MBS”) and securities backed by other forms of loans or securities. The Fund may invest up to 20% of its net assets in each of the banking sector and diversified financials sector. The Fund may invest (up to 80% of its net assets) in mutual funds (including affiliated mutual funds), and/or exchange-traded funds (“ETFs”) which invest principally in any of the previously mentioned types of fixed income securities and such investments in fixed income mutual funds and ETFs will be included in the Fund’s 80% test. The mutual funds and ETFs in which the Fund invests have an investment objective similar to that of the Fund or are otherwise permitted investments in accordance with the Fund’s investment policies described herein.

Comment 2.Under “Principal Investment Risk” in the Prospectus, please explain why the Fund no longer believes the Financial Services Sector Risk is material given the Fund may invest 20% of its net assets in each of the banking sector and diversified financial sector.

Response: The Trust responds by reinstating Financial Services Sector Risk as a risk of the Fund. Upon further review, the Adviser agrees that it is appropriate for the Fund to disclose its risk exposure to the Financial Services Sector given the amount of the Fund’s investments in the banking and diversified financial sectors.

Comment 3.Under Part C, please update Power of Attorney filings to a more recent date.

Response: The Trust commits to filing an updated Power of Attorney as an exhibit to the next post-effective amendment to the Trust’s registration statement on Form N-1A.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (626) 914-7363 or at elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President & Secretary of the Trust

cc: Rachael Schwartz, Esq.
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